23 February 2004

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Directors' Interest

Reed Elsevier received notifications on 20 February 2004 that the following options were granted to directors of Reed Elsevier PLC and Reed Elsevier NV on 19 February 2004, under the Reed Elsevier Group plc share option arrangements:

(i)

Reed Elsevier Group plc Share Option Scheme

Subject to the achievement of 6% per annum compound growth in the averaged adjusted EPS during the three years 2004-2006, the following options will, subject to the Rules of the Scheme, vest after three years:

Director	No. of Reed Elsevier PLC options awarded at 487.25p per share	No. of Reed Elsevier NV options awarded at €10.57 per share	Exercisable
G J A van de Aast	124,956	85,805	2007-2014
M H Armour	155,147	106,536	2007-2014
C H L Davis	305,303	209,645	2007-2014
A Prozes	162,666	111,699	2007-2014
P Tierney	162,666	111,699	2007-2014

There is no re-testing of the three year EPS performance.

(ii)

Reed Elsevier Group plc Long Term Incentive Share Option Scheme

Subject to the achievement of 10% per annum averaged compound growth in EPS of Reed Elsevier PLC and Reed Elsevier NV over a three year performance period 2004-2006, the following awards will, subject to the Rules of the Scheme, vest after three years:

Director	No. of Reed Elsevier PLC options awarded at 487.25p per share	No. of Reed Elsevier NV options awarded at €10.57per share	No. of Reed Elsevier PLC nil cost conditional shares awarded	No. of Reed Elsevier NV nil cost conditional shares awarded	Exercisable
G J A van de Aast	229,087	157,309			2007-2014
			104,130	71,504	2007
M H Armour	284,437	195,317			2007-2014
			129,289	88,780	2007
C H L Davis	559,722	384,349			2007-2014
			254,419	174,704	2007
A Prozes	298,221	204,782			2007-2014
			135,555	93,083	2007
P Tierney	298,221	204,782			2007-2014
			135,555	93,083	2007

Awards will vest on a sliding scale, determined by the averaged compound growth in EPS over the three year performance period 2004-2006.  There will be no re-testing of performance.  If EPS growth is less than 8% per annum then none of the awards will vest; if EPS is 8% per annum 25% of the award will vest, if EPS is 10% per annum 100% of the award will vest and if EPS is 12% per annum 125% of the award will vest.

Awards will vest on a straight line basis between each of the above points.

The above Schemes were approved by the shareholders of Reed Elsevier PLC and Reed Elsevier NV at their respective Annual General Meetings on 8 and 9 April 2003, respectively.

S:\Secretarial\2004\Stock Exchange\February Exhibit re directors interest -option grant.doc